Exhibit 99.1

Trident Announces Plan to Implement ADS Ratio Change

SINGAPORE, April 21, 2026 (GLOBE NEWSWIRE) -- Trident Digital Tech Holdings Ltd (“Trident” or the “Company,” NASDAQ: TDTH), a leading catalyst for digital transformation in technology optimization services and Web 3.0 activation based in Singapore, today announced that it will effectuate its previously announced change of the ratio of its American depositary shares (“ADSs”) to its Class B ordinary shares (the “ADS Ratio”), par value US$0.00001 per share, from the current ADS Ratio of one (1) ADS to eight (8) Class B ordinary shares to a new ADS Ratio of one (1) ADS to two hundred and forty (240) Class B ordinary shares (the “ADS Ratio Change”) on April 24, 2026 (the “Effective Date”).

For the Company’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-thirty reverse ADS split. On the Effective Date, holders of ADSs in the Direct Registration System (“DRS”) and in The Depository Trust Company (“DTC”) will have their ADSs automatically exchanged and need not take any action. The exchange of every thirty (30) then-held (existing) ADSs for one (1) new ADS will occur automatically, on the Effective Date, with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank.

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank.

The Company’s ADSs will continue to be traded on the Nasdaq Capital Market under the symbol “TDTH.” The ADS Ratio Change will have no impact on the Company’s underlying Class B ordinary shares, and no Class B ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

About Trident

Trident is a leading catalyst for digital transformation in digital optimization, technology services, and Web 3.0 activation worldwide, based in Singapore. The Company offers commercial and technological digital solutions designed to optimize its clients’ experience with their end-users by promoting digital adoption and self-service.

Tridentity, the Company’s flagship product, is an innovative and highly secure blockchain-based identity solution designed to provide secure single sign-on authentication capabilities to integrated third-party systems across various industries. Tridentity aims to offer unparalleled security features, ensuring the protection of sensitive information and preventing potential threats, thus promising a new secure era in the global digital landscape in general, and in South Asia etc.

Beyond Tridentity, the Company’s mission is to become the global leader in Web 3.0 activation, notably connecting businesses to a reliable and secure technological platform, with tailored and optimized customer experiences, with a strong focus on Africa and other high growth markets. For more information, visit: https://tridentity.me/

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could also cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: potential adverse reactions or changes to business relationships; adverse changes in general economic or market conditions; and actions by third parties, including government agencies; the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the digital solutions market; the political, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: investor@tridentity.me